May 3, 2013 FILED VIA EDGAR

Ms. Tia L. Jenkins

Senior Assistant Chief Accountant

Office of Beverages, Apparel, and Mining

United States Securities and Exchange Commission

Washington, D.C. 20549

Dear Ms. Jenkins:

Cameco Corporation (“Cameco”): Form 40-F for the Year Ended December 31, 2012

Filed February 22, 2013

File No. 001-14228

Reference is made to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filing of Form 40-F (the “Form 40-F”) in the letter dated April 12, 2013 (the “Comment Letter”) addressed to Grant Isaac.

We are writing to respond to comments contained in the Comment Letter. Our response has been reviewed by KPMG LLP, Cameco’s external auditors. The numbered paragraphs and headings below correspond to the headings and numbers set forth in the Comment Letter, the text of which is copied below in italics for your reference.

Exhibit 99.2 – Consolidated Audited Financial Statements

Notes to Consolidated Financial Statements, page 9

6. Accounting for Kintyre, page 25

1.	We note your disclosures related to your accounting for the Kintyre exploration project and understand that you are only recording your proportionate interest in the assets and liabilities of this project. Please clarify whether you consider the Kintyre project as a jointly controlled asset and explain why you do not disclose the proportional amounts recorded in your balance sheet related to this project in your disclosures at Note 34.

Response

We do not consider our investment in the Kintyre project to be a jointly-controlled asset. The terms of the agreement with our partner allow Cameco to exert control over the key strategic decisions as well as the day-to-day activities. Therefore, it is our view that the Kintyre project does not meet the definition of a joint venture under the provisions of IAS 31 Interests in joint ventures.

Ms. Tia L. Jenkins

May 3, 2013

Form 40-F for the Year Ended December 31, 2012, File No. 001-14228

Kintyre is not a legal entity and was not acquired through a legal entity or subsidiary as defined under IAS 27 Consolidated and Separate Financial Statements. Instead, Cameco’s investment in Kintyre is represented by a 70% undivided interest in each of the assets and liabilities included in the project. As a result, it is our view that IAS 27 does not apply and no non-controlling interest should be recognized.

Cameco has recognized its 70% interest in the assets and liabilities in the corresponding categories in the consolidated financial statements. Given its stage of development, the project is recognized as “exploration and evaluation properties” and virtually the entire investment is included in the property, plant and equipment category. Our investment in Kintyre is accounted for in accordance with IFRS 6 Exploration for and Evaluation of Mineral Resources.

24. Income Taxes, page 36

A. Significant components of deferred tax assets and liabilities, page 36

2.	We note your tabular disclosure of income taxes by jurisdiction on page 38 indicates that your Canadian operations have experienced a history of pre-tax losses and that your pre-tax earnings are generated in foreign tax jurisdictions. Please quantify the deferred tax assets that you have recorded related to the Canadian jurisdiction and describe the evidence you considered in concluding that sufficient taxable profit will be available to realize these assets in accordance with paragraphs 34 through 37 of IAS 12. In addition, please disclose the nature of the evidence supporting your recognition of these assets to comply with paragraph 82 of IAS 12.

Response

Cameco has recorded $358 million of deferred tax assets related to the Canadian jurisdiction. These deferred tax assets are related mainly to inventory, provision for reclamation, foreign exploration and development, income tax losses and defined benefit plan actuarial losses. Cameco has recorded deferred tax liabilities related to the Canadian jurisdiction in the amount of $188 million. These deferred tax liabilities are related to property, plant and equipment, investments and other. The net deferred tax asset recorded for the Canadian jurisdiction is $170 million.

In the fourth quarter of 2012, we prepared an analysis of the projected future earnings in the Canadian jurisdiction to assess the ability to realize all of the Canadian net tax assets booked. The analysis combined projected profit and loss information sourced from our most recent long range projections for production, sales, exploration, research and development, financing and administration. The projected accounting earnings were then adjusted for permanent differences to calculate projected taxable income.

Ms. Tia L. Jenkins

May 3, 2013

Form 40-F for the Year Ended December 31, 2012, File No. 001-14228

We compared the total amount of projected taxable income to the total amount of tax assets and concluded that there will be sufficient taxable income in Canada in the foreseeable future to fully utilize all $358 million of deferred tax assets. Future profitability in the Canadian jurisdiction is probable as our Canadian production is expected to increase when our Cigar Lake mine reaches full capacity and as our current intercompany sales agreements expire and are replaced by new contracts that reflect the uranium market at the time of signing. We expect this to take effect over the next few years. It was determined that this was sufficient evidence to record the full amount of deferred tax assets at December 31, 2012.

It is our view that there was sufficient evidence available to satisfy the requirements of paragraphs 34 through 37 of IAS 12 and that all appropriate disclosures under paragraph 82 of IAS 12 were made in the 2012 consolidated financial statements and related notes.

33. Group Entities, page 59

3.	We note your disclosure indicating that the entities listed in the table under this heading are your “principal subsidiaries, associates and jointly-controlled entities.” However, we also note that you only list subsidiaries and associates in the table and include a separate footnote for your jointly-controlled entities. Please confirm that you will revise your disclosure in future filings to clearly identify your subsidiaries, associates and jointly-controlled entities.

Response

In future filings we will revise our disclosure to clearly identify our subsidiaries, associates and jointly-controlled entities.

4.	We note that you no longer report the following entities as principal subsidiaries or associates of the Company:

•	Cameco Royalty Inc.

•	Cameco India Limited

•	alphaNuclear Inc.

•	Northern Basins Uranium Ltd.

•	Cameco Global Exploration II Ltd.

•	Cameco Fuel Holdings Inc.

•	Cameco Property Holdings Inc.

•	Cameco UFP Holdings Canada Ltd.

•	Cameco U.S. Holdings, Inc.

•	Cameco UFP Holdings LLC

•	Cameco Ireland Company

•	Cameco Uranium Inc.

•	Cameco Luxembourg S.A.

Ms. Tia L. Jenkins

May 3, 2013

Form 40-F for the Year Ended December 31, 2012, File No. 001-14228

•	Cameco Investments AG

•	Cameco Insurance Services Inc.

•	Cameco Global South America Inc.

•	Netherlands International Uranium B.V.

•	Cameco Mongolia LLC

•	Cameco Kazakhstan LLP

•	CamFin OY

•	Huron Wind

•	Minergia S.A.C.

•	UrAmerica Ltd.

Please tell us why these entities are no longer included in your list of subsidiaries or associates of the Company, and describe the changes in facts and circumstances that occurred during the year ended December 31, 2012 that led to their exclusion in your disclosures.

Response

These entities were removed from the list of principal subsidiaries or associates because they are not considered to be significant. There were no changes in facts and circumstances that occurred during the year that led to their exclusion. While the facts and circumstances were the same, we eliminated from the disclosure those subsidiaries and associates that are not considered to be substantial in order that the reader can better focus on the disclosure of our significant subsidiaries.

37. Acquisitions, page 62

5.	We note your disclosures related to your acquisition of the Yeelirrie project in Australia and understand that you have accounted for the purchase as an asset acquisition. We also note that your description of the property at page 91 of Management’s Discussion and Analysis includes quantification of mineral content on the property. Please tell us how you considered paragraphs B7 through B12 of IFRS 3 in determining that your purchase of Yeelirrie was not an acquisition of a business.

Ms. Tia L. Jenkins

May 3, 2013

Form 40-F for the Year Ended December 31, 2012, File No. 001-14228

Response

In determining that our purchase of Yeelirrie was not an acquisition of a business, we considered paragraphs B7 through B12 of IFRS 3 as noted below:

a.

In June 2012, the previous owner had estimated measured and indicated mineral resources of approximately 139 million pounds of U3O8 and inferred resources of approximately 5 million pounds of U3O8. All exploration on the property was, and still is, being performed to further identify the existence, or non-existence, of an economic reserve. Through our analysis of IFRS 3 we determined that the exploration and evaluation work performed by the vendor had not yet progressed to the point where the resource could be deemed to be economically viable. While the vendor had done a significant amount of exploration and pre-feasibility work prior to our acquisition, no further analysis of this data had been done to determine the feasibility of a mining operation. Further, our Board of Directors has not approved any plan to develop the resource, and no development has commenced nor is it pending. Therefore, we concluded that Yeelirrie did not have inputs.

b.	In assessing whether or not Yeelirrie had processes, we considered whether or not it could produce outputs and if it could not, whether a market participant could easily provide any missing elements to produce outputs. While exploration work had been conducted by the vendor on the main resource, and further activities could continue to be undertaken by a market participant, a market participant would not be able to produce any outputs for a significant period of time. An economic reserve had not been identified as of the date of the acquisition. The actual development of a mine represents another significant hurdle, as the development of a uranium mine is a process that takes significant time and resources. Based on our analysis, we concluded that Yeelirrie was not capable of producing outputs, and would not be able to produce outputs for a period of several years. It is our view that Yeelirrie did not have the processes in place that would constitute a business.

c.	All exploration on the property was, and still is, being performed to further identify the existence, or non-existence, of an economic reserve. If an economic reserve is identified, and the decision to proceed to development is made, it is anticipated that the development of a mine would take a period of several years, with first production not yet determinable. Since the decision to proceed to development has not yet been made, and Yeelirrie is nowhere near able to produce uranium, we concluded that Yeelirrie did not have outputs, nor did it have sufficient inputs to be able to produce outputs.

d.	After determining that Yeelirrie did not have inputs, processes or outputs, we further evaluated whether it could be considered an integrated set of activities as described in paragraph B10. Based on that analysis, we concluded that the only factor that was met was access to customers that would purchase the eventual outputs. Because Yeelirrie had not yet begun principal activities, did not have employees and other intellectual property nor was pursuing a plan to produce outputs, we concluded that Yeelirrie did not constitute an integrated set of activities.

Based on our analysis of IFRS 3 and more specifically paragraphs B7 through B12, we concluded that our purchase of Yeelirrie was an asset acquisition and not the acquisition of a business.

Ms. Tia L. Jenkins

May 3, 2013

Form 40-F for the Year Ended December 31, 2012, File No. 001-14228

As requested, Cameco acknowledges that:

•	Cameco is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Staff comments may not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (306) 956-6200 to discuss any questions you may have regarding our response.

Yours truly,

CAMECO CORPORATION

“Grant E. Isaac”

Grant E. Isaac

Senior Vice-President and Chief Financial Officer